United States securities and exchange commission logo





                              September 15, 2022

       Pieter van Niekerk
       Chief Financial Officer
       Medinotec Inc.
       Northlands Deco Park
       10 New Market Street
       Stand 299 Avant Garde Avenue
       North Riding 2169

                                                        Re: Medinotec Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed August 30,
2022
                                                            File No. 333-265368

       Dear Mr. van Niekerk:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Business Summary, page 3

   1. We note the revised disclosure on page 3 in response to comment 2. Clarify why the revised disclosure
discussing the private placement is in the conditional tense (e.g.
                                                        "would facilitate two
years of funding") when disclosure elsewhere appears to indicate that this private
placement has been completed. Also, revise to balance this disclosure by clarifying that there
is no guarantee that you will obtain U.S. regulatory approvals for your product candidates or
that you will be able successfully commercialize your products in the U.S.
 Pieter van Niekerk
Medinotec Inc.
September 15, 2022
Page 2
2. We reissue comment 6 insofar as you have not revised the summary to provide narrative disclosure about your reliance on two related party entities for the majority of your sales. Please revise this section to disclose that that you were reliant on related parties
         Minoan Medical and DISA Lifesciences for a significant majority of your revenue in both the fiscal year ended February 29, 2022 and the quarter ended May 31, 2022.
3. We note the revised disclosure in response to comment 7. As individuals make investment decisions for a variety of reasons and market conditions can change at any time, revise to remove the language "proved the viability of its business plan" from the prospectus.
Description of Business, page 42

4. We reissue comment 10. We note a general summary added to page 52 regarding government regulations. Please revise to provide a more detailed description of the regulations you are subject to so that investors can understand the regulatory framework you must navigate to conduct your business. In doing so, name the applicable regulatory agencies. As you intend to focus on the U.S. market, explain the process for seeking FDA clearance for your potential products and the significance of the designations to which you refer in your discussion.
Human Resources, page 43

5. We reissue comment 12 in part. To the extent your wholly-owned subsidiaries employ individuals, those individuals may be counted as your employees. Refer to Item
         101(h)(4)(xii) of Regulation S-K. However, persons employed by entities that are related parties or who act as independent contractors are not employees. You may explain how you sell your products through distribution channels in a separate, appropriate section of your document. Revise the Human Resources section to clarify accordingly and to refrain from grouping independent consultants with your employees.
Our Key Products, page 54

6. We reissue comment 15. Please either provide support for the following statements or revise the prospectus to remove them:
           The CE mark is "recognized as a valid quality accreditation by all countries in the world outside the US, Canada, Australia, Japan and China." We note there are more
FirstName LastNamePieter     vaninNiekerk
            than 180 countries     addition to those listed in the document.
Comapany    NameMedinotec
           Canada               Inc.
                     recognizes U.S. FDA approval to accept products into its market and does not require
September 15,   2022itsPage
                        own2approval.
FirstName LastName
 Pieter van Niekerk
FirstName
Medinotec LastNamePieter   van Niekerk
           Inc.
Comapany 15,
September  NameMedinotec
               2022         Inc.
September
Page  3    15, 2022 Page 3
FirstName LastName
Description of Property, page 58

7. We reissue comment 16 in part. Revise to disclose the date on which the lease expires.
         Also disclose any provisions for extension of the lease. Please also revise to clarify if this is the property used for your manufacturing operations.
12. Business Acquisitions
a. Acquisition of Disa Medinotec Proprietary Limited, page F-44

8. We have considered your response to our prior comment 25. As it appears that DISA
         Medinotec Proprietary Limited was under common control with Medinotec Inc. prior to the business combination, we believe that the requirements of ASC 805-50-45-5 require retrospective application to the financial statements of all prior periods presented to show financial information for the new reporting entity for those periods, including interim financial information. In this regard, please include the comparative financial information to the Medinotec Incorporated Group consolidated financial statements for the interim period ended May 31, 2021 to reflect that of DISA Medinotec Proprietary
         Limited combined with that of the Registrant. Please also consider the disclosures required by ASC 250-10-50-6.
9. Please revise your management discussion and tables starting on page 60 to present a full discussion, explaining and quantifying changes, of the first quarter of fiscal year 2023 (as of May 31, 2022) compared to the first quarter of fiscal 2022 based on the retroactively restated financial statements for the period ended May 31, 2021.
       You may contact Gary Newberry at (202) 551-3761 or Sasha Parikh at (202) 551-3627 if
you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Alan Campbell at (202) 551-4224 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Scott Doney, Esq.